UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 2 TO

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)
(Name of Issuer)

Series B Shares, without par value
American Depositary Shares, each representing ten Series B Shares
(Title of Class of Securities)

40051E202
(CUSIP Number)

COPENHAGEN AIRPORTS A/S
P.O. Box 74
Lufthavnsboulevarden 6
Kastrup, Denmark DK-2770
+45 3231 3231
Attention: Torben Thyregod

With a copy to:

Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000
Attention: John D. Nielsen, Esq.
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2007
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40051E202

1.	Name of Reporting Persons
I.R.S. Identification Nos. of above person (entities only)

Copenhagen Airports A/S

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization

Denmark

Number of		7.	Sole Voting Power
Shares			0
Beneficially
Owned by		8.	Shared Voting Power
Each Reporting			0
Person With
		9.	Sole Dispositive Power
0

		10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares n/a

13.	Percent of Class Represented By Amount in Row (11)

0%

14.	Type of Reporting Person

CO

Explanatory Note: This is the second amendment to the statement on Schedule 13D (this “Statement”) filed by Copenhagen Airports A/S (the“ Reporting Person”) on April 9, 2007 and amended on April 26, 2007, relating to the Series B Shares (the “Series B Shares”), without par value, and American Depositary Shares, as evidenced by American Depositary Receipts, each representing ten Series B Shares (the “ADSs”), of Grupo Aeroportuario del Sureste, S.A.B. de C.V., a limited liability corporation (sociedad anónima bursátil de capital variable) (the “Company”). Capitalized terms used herein but not defined have the meanings ascribed to them in the initial Statement on Schedule 13D, as amended through the date hereof (the “Schedule 13D”). The Schedule 13D is hereby amended as follows:

Item 4.  Purpose of Transaction

The information in Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On May 14, 2007, Mr. Fernando Chico Pardo (“FCP”) commenced simultaneous tender offers for the Company’s securities in the United States (the “U.S. Offer”) and Mexico (together with the U.S. Offer, the “Offers”). The Offers expired on June 19, 2007. Immediately following the expiration of the Offers, the De-Merger of ITA was effected in accordance with the terms of the De-Merger Letter Agreement between FCP and the Reporting Person, and as a result, ITA was de-merged into two separate entities: ITA, which survived and continued to be owned by FCP (51%) and the Reporting Person (49%), and Agrupación Aeroportuaria Internacional, S.A. de C.V. (“AAI”), an entity initially owned by FCP (51%), and the Reporting Person (49%). On June 19, 2007, and in connection with the De-Merger: (i) ITA converted Series BB Shares representing 7.35% of the Company’s total outstanding capital stock into 22,050,000 Series B Shares (the “Converted Shares”), (ii) ITA transferred the Converted Shares to AAI, and (iii) the Reporting Person sold its 49% interest in AAI to FCP for a cash purchase price determined in accordance with the terms of the De-Merger Letter Agreement.

On June 27, 2007, the Reporting Person received payment for 750,000 ADSs (representing 7,500,000 Series B Shares) that the Reporting Person tendered into the U.S. Offer.

Item 5.  Interest in Securities of the Issuer

The information in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Person does not beneficially own any ADSs or any Series B Shares.
(b) Not applicable.
(c) The disclosure set forth in Item 4 hereof is incorporated by reference herein.
(d) Not applicable.
(e) As of June 27, 2007, the Reporting Person ceased to be the beneficial owner of any ADSs or Series B Shares.

Item 7. Material to be Filed as Exhibits.

Exhibit No	Description
99.1	Limited Power of Attorney, dated as of July 13, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

COPENHAGEN AIRPORTS A/S

Date: July 20, 2007	By:	/s/ John D. Nielsen, as Attorney-in-Fact

EXHIBIT INDEX

Exhibit No	Description
99.1	Limited Power of Attorney, dated as of July 13, 2007